Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2004	2003

Income from continuing operations before income taxes	$1,617	$486
Adjustments:
Loss from equity investee	-	4

Income from continuing operations before income taxes, as adjusted	$1,617	$490

Fixed charges included in income:
Interest expense	$81	$83
Interest portion of rental expense	34	41

	115	124
Interest credited to contractholders	440	729

	$555	$853

Income available for fixed charges (including interest
credited to contractholders)	$2,172	$1,343

Income available for fixed charges (excluding interest
credited to contractholders)	$1,732	$614

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	3.9	1.6

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	15.1	5.0